John Hancock Life Insurance Company of New York A Stock Company

SUPPLEMENTARY BENEFIT

FOUR YEAR RENEWABLE AND NON-CONVERTIBLE TERM

This benefit is part of your policy. Should any provisions in your policy conflict with this benefit, the provisions of this benefit will prevail.

Effective Date. This benefit takes effect on the Policy Date set out in the Policy Specifications, Section 1.

Lives Insured are the persons whose lives are insured under your policy, as set out in the Policy Specifications, Section 1.

Benefit. This benefit provides an additional insurance amount, payable on the death of the last-to-die of the Lives Insured. The amount is set out in the Policy Specifications, Section 1.

On receiving due proof of the death of the last-to-die of the Lives Insured while the benefit was in force, we will pay the death benefit amount to the same beneficiary and in the same manner as the proceeds payable under your policy.

Expiry Date. This benefit will terminate four years from the Policy Date. It cannot be renewed after the Expiry Date set out in the Policy Specifications, Section 1.

Suicide. If any of the Lives Insured die by suicide, within two years after the Issue Date, the amount of any insurance under the benefit will not be paid.

Incontestability. With respect to each of the Lives Insured, we cannot contest the validity of this benefit after it has been in force during each person’s lifetime for two years from the Issue Date.

Benefit Reduction. The amount of insurance under this benefit will reduce proportionally upon the occurrence of any of the following:

(a)	any reduction in the Total Face Amount of your basic policy; or

(b)	a partial Net Cash Surrender Value withdrawal made under your policy.

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Termination. This benefit terminates on the earliest of:

(a)	the benefit Expiry Date set out in the Policy Specifications, Section 1;

(b)	the termination date of your policy; or

(c)	the date we receive your Written Request for cancellation of this benefit.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

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1. POLICY SPECIFICATIONS (continued) – Policy [12 345 678]

Supplementary Benefits

Benefit	Four Year Term

Lives Insured	Lives Insured Names, Age, Sex, Risk Classification and Additional Rating (if applicable) are shown elsewhere in the Policy Specifications

Beneficiary	As designated in the application or subsequently changed

Benefit Amount	$[1,344,444.44]

Expiry Date	[January 1, 2011]

There are no Monthly Deductions specifically for this Supplementary Benefit rider. The cost for the coverage this rider provides is built into the pricing of the policy to which this rider is attached.

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